

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 28, 2016

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re:** **Global Gard, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 13, 2016**
> **File No. 333-203400**

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2015 letter.

Executive Compensation, page 55

1.   Please update your executive compensation disclosure for the fiscal year ended December 31, 2015, your most recently completed fiscal year. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services